Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 2

Under the Securities Exchange Act of 1934

ADS Media Group, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Class of Securities)

00100X106
(CUSIP Number)

James D. Schell	With a copy to:
12758 Cimarron Path, Suite B-128	Lee Polson
San Antonio, Texas 78249	Strasburger & Price, LLP.
(210) 655-6613	600 Congress Ave., Ste. 1600
Austin, Texas 78701
(512) 499-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2006
(Date of Event which Requires Filing of this Statement)

(1)	Names of Reporting Persons:
James D. Schell

(2)	Check the appropriate box if a member of a group:
(a) [ ]
(b) [ ]

(3)	SEC Use Only

(4)	Source of Funds:
PF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
[ ]

(6)	Citizenship or place of organization:
Texas

Number of shares beneficially owned by each person with:

(7)	Sole voting power	James D. Schell	5,668,791 Shares Common

(8)	Shared voting power	None

(9)	Sole dispositive power	James D. Schell	5,668,791 Shares Common

(10)	Shared dispositive power	None

(11)	Aggregate amount beneficially owned by each reporting person.
James D. Schell 5,668,791 Shares Common

(12)	Check if the aggregate amount in row (11) excludes certain shares
[ ]

(13)	Percent of class represented by amount in Row (11)
13.64% (See Item 5 for calculation of outstanding shares.)

(14)	Type of reporting person:
IN

Reason this Amendment is being filed: To report the issuance of options to purchase common stock of ADS Media Group, Inc., in lieu of compensation and pursuant to an employee incentive stock option plan.

Item 1 Security and Issuer

This report relates to the common stock, par value $0.001 per share, of ADS Media Group, Inc. ("ADSM") located at 12758 Cimarron Path, Suite B-128, San Antonio, Texas 78249.

Item 2 Identity and Background

James D. Schell, a U.S. citizen, is a Director, Executive Vice President, Secretary and Treasurer of ADSM and a Director and President of wholly owned subsidiary Alternative Delivery Solutions, Inc. ("ADS"). Mr. Schell has not been the subject of any criminal or civil proceeding which would require reporting pursuant to Item 2 of Schedule 13D.

Item 3 Source and Amount of Funds or Other Consideration

ADSM has adopted a 2006 Stock Option and Incentive Plan which provides for granting stock options and/or restricted stock awards to employees, directors, and consultants of ADSM as employment incentives. Mr. Schell has been granted non-statutory stock options to purchase a total of 11,364,242 shares of common stock at an exercise price of $.13 per share under the plan. However, only 1,846,632 (25%) of these options became exercisable and vested immediately on grant. The remaining 75% will become exercisable in equal amounts over the next three years on if Mr. Schell remains employed by ADSM and if the company attains certain performance goals. If these options become exercisable, 50% of the options vest upon becoming exercisable, and the remaining 50% vest one year after becoming exercisable. Early vesting provisions apply in the case of a change of control of the corporation. Mr. Schell has not paid any consideration other than his continued service to ADSM for these options. Only the 1,846,632 currently vested options are included in the share calculations required by this Schedule.

In addition, Mr. Schell has been granted non-statutory stock options to purchase 1,968,076 shares of common stock at an exercise price of $.13 per share in lieu of payment of deferred compensation which he has foregone since 2002, in the amount of $255,849.

Item 4 Purpose of Transaction

The options for 1,846,632 shares were issued as an incentive for future services to be performed by Mr. Schell as an executive of ADSM. The options for 1,968,076 shares were issued to settle claims for compensation for past services.

Item 5 Interest in Securities of the Issuer

The response to Item 5 is deleted in its entirety and replaced with the following:

Person:	James D. Schell
No. Shares Owned:	5,668,791 Shares of Common Stock
Percent of Outstanding shares	13.64%

Common stock outstanding at June 20, 2006*	37,597,848

*On June 20, 2006, ADSM sold 15,702,652 shares of its common stock (plus warrants to purchase an additional 3,140,531 shares of stock) to a private investor in a transaction which is reported on a Form 8-K filed with the SEC by ADSM on June 22, 2006. In connection with that sale an additional 942,159 shares were issued to a consultant as a consulting fee. Immediately prior to the June 20 sale, an additional 1,832,975 shares of common stock were issued to convert outstanding debt to common stock and 25,000 shares were issued to a director as compensation for past consulting services. None of these shares were issued to Mr. Schell. The above share percentage, calculated as provided by SEC Rule 13d-3(d)(1), includes 19,095,062 shares outstanding on March 31, 2006, plus the 18,502,786 shares issued in the debt conversion, consulting fee payments, and June 20 stock sale.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Items 3 and 4. In addition, ADS has entered into an employment agreement with Mr. Schell, who serves as Director and President of ADS, and a Director, Executive Vice President, Secretary and Treasurer of ADSM. Mr. Schell's agreement provides for a base salary of $200,000 during the one-year period beginning June, 20, 2006 and ending June 20, 2007 and $220,000 and $242,000 for each one year period to follow in 2007 and 2008 respectively. The agreement provides for an incentive bonus based on whether the company achieves a target income before taxes, determined by the board of directors. The same employee benefits generally made available to the executives are made available to other managers and employees. The agreements contain non-competition clauses for 12 months after termination of the agreement and provisions regarding confidentiality of company information.

Item 7 Exhibits

1. Stock Option and Incentive Plan

2. Nonstatutory Stock Option Agreement

3. Stock Option Agreement

4. Employment Agreement.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

James D. Schell

Date: June 28, 2006	/s/ James D. Schell